CHURCH & DWIGHT CO., INC.	469 North Harrison Street Princeton, New Jersey 08543-5297 Phone (609) 683-5900

May 25, 2010

Jay Ingram, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4631
100 F Street, NE
Washington, DC   20549

Re:	Church & Dwight, Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy Filed on March 23. 2010
File No. 1-10585

Dear Mr. Ingram:

We are providing this letter to respond to the staff comment contained in your May 11, 2010 letter to the undersigned.  Set forth below is the comment and our response:

Definitive Proxy Statement on Schedule 14A filed March 23, 2010

Compensation Discussion & Analysis, page 19
Consideration of Risk, page 20

1.
We note your disclosure in response to Item 402(s) of Regulation S-K.  Please provide us supplementally with a description of the process you undertook to reach the conclusion that your compensation policies or practices do not create risks that are reasonably likely to have a material adverse effect on your company.

The process used to reach the conclusion that our compensation policies and practices for employees do not create risks that are reasonably likely to have a material adverse effect on our company entailed the review by the Compensation & Organization Committee (the "Committee") of our compensation programs for employees.  The review occurred during the Committee's regularly scheduled meeting in January 2010.  In addition to the members of the Committee, participants in the review included our Chief Executive Officer; Executive Vice President, Human Resources; Human Resources Director; and Deputy General Counsel.  The participants reviewed and discussed, among other items, historical incentive and profit sharing payout information for all employees and for our executive officers during the preceding six years relative to revenues, operating margin, operating profit, earnings per share and total stockholder return.  In addition, the review and discussion encompassed the relevance of incentive metrics to key company performance indicators over the six year period, the interrelationship of the performance metrics under our incentive compensation program, and the compensation mix and maximum award opportunities provided to our executive officers as compared to those provided to executive officers of the other comparator companies referenced in our Compensation Discussion & Analysis.  The participants also reviewed and discussed the relationship, for each of the preceding six years, of our incentive and profit sharing plan payouts to our revenues and to the sum of operating profit and incentive and profit sharing plan payouts.  Additionally, the participants discussed our equity compensation program and share ownership requirements.  Based on this review and discussion process, the Committee concluded that our compensation policies and practices for employees do not create risks that are reasonably likely to have a material adverse effect on our company.

At the next regularly scheduled meeting of our Board of Directors, which occurred later on the day of the Committee meeting, the Chairman of the Committee reviewed with the other directors the various components of our compensation plans and factors that led to the Committee’s conclusion.

CONSUMER PRODUCTS  SPECIALTY PRODUCTS

CHURCH & DWIGHT CO., INC.

Jay Ingram, Legal Branch Chief
May 25, 2010
Page 2

As requested by the staff, Church & Dwight Company, Inc. (“Church & Dwight”) acknowledges the following with regard to the Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and definitive proxy statement filed on March 23, 2010 (the "Proxy Statement"):

•	Church & Dwight is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Proxy Statement;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Church & Dwight may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any further questions or otherwise wish to address these matters further, please contact Alan Singer of our counsel, Morgan, Lewis & Bockius LLP, at (215) 963-5224.

Sincerely,

CHURCH & DWIGHT CO., INC.

By:	/s/ Matthew T. Farrell
Matthew T. Farrell
Executive Vice President and Chief Financial Officer